SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 16 November 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------








press release

November 16, 2004


BP TO INCLUDE TWO REFINERIES IN PETROCHEMICALS ENTITY

BP announced today that it intends to include two European oil refineries in its new olefins and derivatives (O&D) petrochemicals entity. O&D is due to be sold, possibly through an initial public offering (IPO), in the second half of 2005, subject to market conditions and necessary approvals.

There will be no compulsory redundancies associated with the decision to include the two refineries in the O&D company.

The refineries at Grangemouth, Scotland, and Lavera, southern France, are closely integrated with their neighbouring chemicals plants which take refinery products as feedstock and together they form competitively advantaged manufacturing sites.

Grangemouth and Lavera refineries have combined crude oil capacity of 21 million tonnes per year (425,000 barrels per day) and chemical feedstock output of 2.2 million tonnes per year. As integrated refining and petrochemicals sites, they will have single site-wide management and will provide the new O&D company with secure and competitive feedstock and product optimisation flexibility.

"These two complexes are highly efficient manufacturing sites and are already integrated with their neighbouring petrochemicals plant. This gives us access to and security of feedstock supply and integration benefits for two major assets in the new company," said Ralph Alexander, CEO of the proposed olefins and derivatives (O&D) entity.

The integrated sites together employ around 2500 BP staff plus varying numbers of contractor staff working on site in support.

The decision to include the refineries in the disposal will be subject to any necessary regulatory approvals.

Today's announcement will not affect BP's marketing businesses in Scotland and France which BP expects to continue to be supplied by the Grangemouth and Lavera refineries respectively, nor will it affect its significant UK upstream and offshore activities. These include the Forties Pipeline System (FPS), the UK's largest crude oil and gas liquids pipeline, which ends at the Kinneil processing plant alongside the Grangemouth complex.

Notes to editors:

- BP announced the disposal - possibly through an IPO and depending on market conditions and necessary approvals - of its global O&D business on 27 April, 2004.
- Otherwise unaffected by this announcement, the O&D business employs approximately 7,500 people in 24 locations worldwide, chiefly the US and Europe. Major petrochemicals sites include Grangemouth in Scotland, Lavera in France, Koln and Gelsenkirchen in Germany, and Lima, Chocolate Bayou and Green Lake in the US and the SECCO jv in China.
- O&D products include olefins (ethylene and propylene) and their derivatives such as acrylonitrile, polyethylene, polypropylene and solvents.
- BP has direct interests in 19 other refineries in the UK, mainland
Europe, US, Australasia and Africa with total crude oil capacity of 200 million tonnes per year (4 million barrels per day).

Grangemouth facts

- BP has been operating at Grangemouth since 1924, with the complex receiving over $1bn in investment in the 1990s. In recent years, over $300m has been invested to upgrade the site infrastructure and most recently $40m in recommissioning the refinery's fluid catalytic cracking unit.
- Ownership: 100% BP
- Employs around 700 refinery and 600 petrochemicals staff and varying contractor numbers.
- Some 90 people are employed at the neighbouring Kinneil processing plant where oil and natural gas from the North Sea are separated. From here, crude oil is exported via Dalmeny tank farm and Hound Point loading terminal on the River Forth; the gas is used at the refining and petrochemicals complex for fuel and for feedstock. Kinneil will remain part of BP's Exploration and Production business.
- The Grangemouth refinery processes around 200,000 barrels of crude oil per day, producing more than 9 million litres of clean fuels every day. The chemicals assets produce more than 1.8 million tonnes per year of petrochemical products, including polyethylene, polypropylene and other industrial solvents and chemicals.

Lavera facts

- A refinery has been in operation at Lavera since 1933, with petrochemical manufacturing from 1953.
- The Lavera site comprises the refinery, wholly owned petrochemicals activities (polyethylene, ethylene oxide and derivatives, the Reseach and Technology Centr) plus subsidiaries in a joint venture with Total Petrochemicals France:- Naphtachimie, Appryl, Oxochimie. These subsidiaries operate the steamcracker and butadiene, polypropylene and industrial alcohols used in plastics.
- The Lavera site employs around 1000 people in refining, petrochemicals plus indirectly contracted staff from partner companies working on the site for various support activities.
- The Lavera refinery processes around 200,000 barrels of crude oil per day, producing over 13.5 million litres of clean transport fuels per day. The chemical manufacturing assets have the capacity to produce around 1 million tonnes per year of BP petrochemicals, including polyethylene, polypropylene and a range of industrial chemicals and solvents.

Further enquiries:
BP press office, tel: +44 (0)20 7496 4076/4827

                                    - ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 16 November 2004                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary